39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER	Tel: 203-837-2264
CORPORATE COUNSEL &	Fax: 203-837-2515
ASSISTANT SECRETARY	tony_pepper@praxair.com
March 17, 2009
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Praxair, Inc.-Definitive Proxy Statement
Dear Sir/Madam:
On behalf of Praxair, Inc., we are filing today via EDGAR a definitive proxy statement, form of proxy and notice of Internet availability of proxy materials for use in connection with the Praxair Annual Meeting of Shareholders to be held on April 28, 2009. Please note that Proposal 2 relates to shareholder approval of the 2009 Praxair, Inc. Long Term Incentive Plan (“2009 Plan”) that is attached as appendix 3 to the proxy statement. As required by Instruction 5 to Item 10 of Schedule 14A, if the 2009 Plan is approved by shareholders, Praxair, Inc. intends to register the shares that may be issued thereunder on Form S-8 as soon as practicable but in any event prior to the issuance of any such shares.
Please direct any questions to the undersigned at (203) 837-2264, or in his absence to Robert A. Bassett at (203) 837-2033.
Very truly yours,
/s/Anthony M. Pepper
Corporate Counsel &
Assistant Secretary